Exhibit 99.1

2011
REPORT TO
SHAREHOLDERS
December 9, 2011

MD&A:
OUR BUSINESS	2
STRATEGY AND OBJECTIVES	6
OPERATING RESULTS	7
SUMMARY OF QUARTERLY RESULTS	14
FINANCIAL CONDITION	16
CASH FLOWS	18
LIQUIDITY AND CAPITAL RESOURCES	18
LEGAL PROCEEDINGS	21
OUTLOOK	21
FINANCIAL RISK MANAGEMENT	21
CRITICAL ACCOUNTING ESTIMATES	26
ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS	29
RELATED PARTY TRANSACTIONS	36
DISCLOSURE CONTROLS	36
INTERNAL CONTROL OVER FINANCIAL REPORTING	37
RISKS AND UNCERTAINTIES	38
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES	45
FORWARD-LOOKING STATEMENTS	48

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING	50

AUDITED CONSOLIDATED FINANCIAL STATEMENTS	51

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the years ended October 2, 2011 and October 3, 2010, compared to the preceding years. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the 2011 audited annual consolidated financial statements and the related notes. This annual MD&A is dated December 9, 2011. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this annual MD&A and in the audited annual consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Definition and Reconciliation of Non-GAAP Measures” in this annual MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2011 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-Looking Statements” cautionary notice on page 48.

In this annual MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

OUR BUSINESS

OUR PRODUCTS AND MARKETS

We are a marketer and global low-cost vertically-integrated manufacturer of quality branded basic apparel. We service customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. Gildan® is the leading brand of activewear for the screenprint channel in the U.S. and Canada and the Company is continuing to grow its presence in Europe, Mexico and the Asia-Pacific region. We are also one of the world’s largest suppliers of branded and private label athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. For the year ended October 2, 2011 and prior years, the Company operated in one business segment, being high-volume, basic and frequently replenished apparel. Beginning in the first quarter of fiscal 2012, the Company began managing and reporting the operating results of its business under two separate financial reporting segments, “Screenprint” and “Retail”, as described under the section entitled “New Segmented Reporting Structure” in this annual MD&A.

In the screenprint channel, we manufacture and distribute T-shirts, fleece and sport shirts in undecorated “blank” form primarily under our industry leading Gildan® brand in large quantities which are primarily sold to wholesale distributors, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We also provide undecorated products to large branded apparel companies and retailers that sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors.

GILDAN 2011 REPORT TO SHAREHOLDERS P.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the U.S. mass-market and other retailer channels, the majority of our sales consist of a variety of styles and brands of socks. We supply various private label and branded sock programs and we are increasingly focused on developing the Gildan® brand within the retail channel. With the recent acquisition of Gold Toe Moretz Holdings Corp. (Gold Toe Moretz), effective April 15, 2011, we now sell a variety of branded athletic, casual and dress socks to national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The Gold Toe Moretz brand portfolio includes the core Gold Toe® brand, which has high consumer brand recognition in national chains, department stores, and price clubs; the SilverToe® brand for a national chain; the GT® brand which we believe has potential for development in the mass-market; the PowerSox® athletic performance brand which is mainly distributed through sports specialty retailers and national chains; the Auro® dress and casual brand for the mass-market; and All Pro®, an athletic sock brand for the mass-market. In addition, we have contractual licensing relationships, with Under Armour® and New Balance® as the exclusive U.S. sock licensee for these brands. We are also pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market, particularly under our company-owned brands.

The vast majority of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. The vast majority of our product styles continue from year to year and any variations to products are usually limited to colour assortment, fabric weight, blends and enhancements, with limited design changes.

Our value proposition is based on providing consistent high quality, competitive pricing and fast and flexible replenishment together with our commitment to corporate social responsibility and environmental sustainability. As a vertically-integrated producer which owns and operates the majority of its manufacturing facilities, we are able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Our vertical integration has allowed us to reduce costs and ensure consistency of quality for the products we produce. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations allow Gildan to deliver enhanced product features for its sock products. These innovations have resulted in further improving the value proposition of both our activewear and sock products to our customers.

OUR OPERATIONS

Manufacturing Operations

To support our sales in the North American and international markets in which we compete, we have developed two main manufacturing hubs in Central America and the Caribbean Basin where we have built modern textile manufacturing facilities for the production of activewear and underwear fabric, as well as sock manufacturing facilities. We also operate sewing facilities which support the fabric production from our textile facilities. The Company also owns a vertically-integrated manufacturing facility for the production of activewear in Bangladesh, which was acquired in fiscal 2010 as an initial step towards the potential establishment of a manufacturing hub to support our growth in targeted markets in Asia and Europe.

Central American manufacturing hub

Our largest manufacturing hub is based in Honduras and includes three vertically-integrated textile facilities (Rio Nance 1, Rio Nance 2 and Rio Nance 5). During fiscal 2011, we completed the construction of our Rio Nance 5 textile facility and commenced operations at the end of the fiscal year. The textiles produced at the Rio Nance complex are sewn in our sewing facilities in Honduras and Nicaragua. At the same complex, we have also constructed and operate two integrated sock manufacturing facilities (Rio Nance 3 and Rio Nance 4). Rio Nance 4 is our most recent sock facility which began production in April 2010 and is expected to support future sales growth in the sock category, provide the opportunity to consolidate some of the third-party sourced products sold under the Gold Toe Moretz brands and position us to reduce our sock manufacturing costs.

GILDAN 2011 REPORT TO SHAREHOLDERS P.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Caribbean Basin manufacturing hub

Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.

Sourcing Operations

The acquisition of Gold Toe Moretz significantly expands our sourcing capabilities. Gold Toe Moretz has long-standing product sourcing network relationships and expertise which are expected to complement Gildan’s large scale, vertically-integrated manufacturing. The majority of the Gold Toe Moretz products are currently sourced from third-party suppliers, primarily in Asia. Gold Toe Moretz operates sourcing offices in Asia to facilitate sourcing decisions and supply chain management. Gildan is exploring opportunities to utilize Gold Toe Moretz’s sourcing network to introduce new products within its existing channels of distribution.

Yarn-Spinning

We source our yarn requirements primarily from the U.S., from third-party yarn suppliers with whom we have supply agreements, as well as from our joint venture, CanAm Yarns, LLC (CanAm), which operates yarn-spinning facilities in Georgia and North Carolina, U.S.

Sales, Marketing and Distribution

Our sales and marketing office which services our global screenprint markets is located in Christ Church, Barbados. We operate our retail sales and marketing activities primarily from our Charleston, South Carolina location. Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics for each of their respective markets.

We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Distribution activities related to servicing retail customers are primarily conducted out of our distribution centre in Charleston, South Carolina. In addition, with the acquisition of Gold Toe Moretz, we service some of our retail customers from retail distribution facilities in North Carolina, some of which are expected to be consolidated and transitioned to the Charleston distribution centre. Gold Toe Moretz also owns and operates retail stores located in outlet malls throughout the United States. Since the acquisition of Gold Toe Moretz, two additional outlet stores were opened bringing the total number of retail stores to 31.

Employees and Corporate Office

We currently employ approximately 29,500 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

COMPETITIVE ENVIRONMENT

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which allows us to increase the efficiency of our operations and reduce costs, and to offer competitive pricing, consistent product quality, and a reliable supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our acquisition of Gold Toe Moretz complements Gildan’s competitive strengths with enhanced brand management experience and expertise, merchandising, technical innovation, design and sourcing capabilities. Our commitment to leading environmental and social responsibility practices is also an increasingly important factor for our customers.

GILDAN 2011 REPORT TO SHAREHOLDERS P.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc., Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. In addition, our Gold Toe and licensed sock brands for the retail channel, compete with brands which are owned or licensed by companies that manufacture and/or source socks, such as Renfro Corporation, as well as brands from well-established U.S. fashion apparel and athletic companies, which primarily source their products from Asia. The competitive landscape in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

ECONOMIC ENVIRONMENT AND BUSINESS OUTLOOK

Overall economic conditions continue to be weak and volatile. In the first half of fiscal 2011, we experienced a recovery in demand in our target screenprint markets. However, starting with the third quarter of fiscal 2011, market conditions weakened and demand in the U.S. wholesale distributor channel declined approximately 8% in the second half of fiscal 2011.

The apparel industry is also managing through a unique transition from rapid inflation in cotton costs to rapid deflation. Towards the latter part of fiscal 2010 we began to see a dramatic increase in cotton prices which peaked to historical new highs during fiscal 2011. In response to the significant increase in cotton costs, apparel suppliers, including Gildan, implemented successive price increases beginning in the fourth quarter of fiscal 2010 and during fiscal 2011. During the second half of fiscal 2011, cotton future prices began a rapid and significant decline, but with no immediate benefit on industry costs as existing manufacturer inventories continue to reflect cotton purchased at the previously higher levels of cotton prices.

Short-term promotional discounting in the U.S. wholesale distributor channel began to increase at the end of the fourth quarter of fiscal 2011 and has continued to increase in the first quarter of fiscal 2012 despite the fact that industry suppliers have not yet consumed high cost cotton inventories. In addition, in the first quarter of fiscal 2012, distributors have been supplying screenprinter demand without replenishing inventory levels, which we believe was mainly due to the anticipation by distributors of selling price reductions from suppliers. Weak market conditions in the retail channel are also reflecting delayed replenishment of inventories by retailers.

In order to enable distributors to plan their business and to stimulate screenprinter demand for Gildan products, on November 30, 2011, Gildan announced a reduction in selling prices in the U.S. distributor channel, effective December 5, 2011. In addition, Gildan concurrently announced its intention to apply the benefit of the price reduction to existing distributor inventories, which is projected to result in a distributor inventory devaluation discount of approximately $17 million, and which will be recorded as a reduction to net sales during the first quarter of fiscal 2012.

A discussion of management’s expectations as to our outlook for fiscal 2012 is contained in our fourth quarter earnings results press release dated December 1, 2011 under the section entitled “Outlook”.

GILDAN 2011 REPORT TO SHAREHOLDERS P.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

NEW SEGMENTED REPORTING STRUCTURE

Beginning in the first quarter of fiscal 2012, the Company will begin reporting its business under two separate operating business segments, in line with the new operating and internal financial reporting structure of the Company. Gildan is now structured as two operating businesses that reflect the major customer market segments that it serves, each of which has accountability for its financial performance and return on capital. Previously, we managed and reported our operating performance under one reportable business segment, being high-volume, basic, frequently-replenished, non-fashion apparel. The following summary describes the operations of each of the Company’s reportable segments starting in fiscal 2012:

  Screenprint: The screenprint business, headquartered in Barbados, designs, manufactures and distributes undecorated activewear products primarily to wholesale distributors and other screenprint markets in the U.S., Canada and international markets such as Europe, Mexico and the Asia-Pacific region.

  Retail: The retail business, headquartered in Charleston, South Carolina, designs, manufactures, sources and distributes socks, underwear, as well as activewear products, primarily to U.S. retailers.

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

1.	Maximize screenprint market penetration and opportunities

While we have achieved a leadership position in the screenprint distributor channel in the U.S. and in Canada, we continue to pursue further growth opportunities in the North American screenprint market. In particular, we intend to continue to pursue further penetration of the Gildan® brand in the U.S. distributor screenprint channel as we expand our production capacity. The introduction of new products such as softer T-shirts and sport shirts and new styles tailored for women could enable us to further increase our market share by servicing certain niches of the screenprint channel in which we previously did not participate.

We intend to continue to expand our presence in international screenprint markets, specifically Europe, Mexico and the Asia-Pacific region, and we also plan to continue to grow our sales to large branded apparel companies and retailers that sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We are continuing to expand our integrated manufacturing hubs in Central America to support our projected growth, and allocate more capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. In addition, the acquisition of our first vertically-integrated facility for the manufacture of ring-spun T-shirts in Bangladesh during fiscal 2010, combined with the potential development over time of a vertically-integrated manufacturing hub in Bangladesh, is intended to support our strategy to grow our international business in Asia and Europe.

2.	Leverage our successful business model to further penetrate the retail channel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to further penetrate the U.S. retail channel. As in the screenprint channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment due to our geographical proximity to our markets, together with our commitment to corporate social responsibility and environmental sustainability. We are a leading supplier of socks in the U.S. mass-market retail channel, and intend to continue to build our market share position in socks, activewear and underwear in retail. Within the mass-market retail channel, we have positioned the Company as a strategic supplier of products sold under selective national retailers’ private label brands. We also sell our products in the retail channel under the Gildan® brand and, with the acquisition of Gold Toe Moretz, we have significantly expanded our brand portfolio as described under the section entitled “Our Products and Markets”. We are increasingly focusing on the steady development of our company-owned and exclusively licensed brands, including the sale of products with the Gildan® label to retailers. The acquisition of Gold Toe Moretz represents an important step in our ongoing strategic development in retail. In addition to the introduction of leading consumer brands, the acquisition significantly expands and diversifies our channels of distribution across the broad spectrum of the U.S. retail channel. Additionally, this acquisition provides enhanced brand management expertise which can be utilized to further the development of the Gildan® brand. Furthermore, we intend to leverage Gildan’s manufacturing scale and expertise to support the further development of Gold Toe Moretz’s owned and licensed brands to create further sales growth opportunities in socks and other retail product categories.

GILDAN 2011 REPORT TO SHAREHOLDERS P.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.	Continue to generate manufacturing and distribution cost reductions

We continuously seek to improve our manufacturing and distribution processes and cost structure by developing and investing in projects for cost-reduction, as well as for further product quality enhancement. We continue to execute our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability. The acquisition of Gold Toe Moretz also creates the potential to achieve cost synergies by combining the operations of both companies and integrating certain high-volume products supplied by Gold Toe Moretz into Gildan’s vertically-integrated sock manufacturing in Honduras.

4.	Reinvest cash flow

We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, as well as our dividend requirements, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of this annual MD&A.

OPERATING RESULTS

BUSINESS ACQUISITION

On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz for an aggregate cash consideration of $349.6 million, net of cash acquired. Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The Company financed the acquisition by using $100 million of cash on hand and approximately $250 million drawn on its revolving long-term credit facility. An additional purchase price consideration of up to 150,000 common shares issued in the form of treasury restricted share units, with a fair value of approximately $4 million as at October 2, 2011, is contingent on specified future events.

Gildan accounted for this acquisition using the purchase method in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581, Business Combinations, and the results of Gold Toe Moretz have been consolidated with those of Gildan from the date of acquisition. Consequently, the 2011 audited annual consolidated financial statements include the results of Gold Toe Moretz from April 16, 2011 to October 2, 2011. We allocated the purchase price to the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 2 to the 2011 audited annual consolidated financial statements for a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

GILDAN 2011 REPORT TO SHAREHOLDERS P.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS FOR THE YEAR ENDED OCTOBER 2, 2011, COMPARED TO THE YEAR ENDED OCTOBER 3, 2010

NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance. Securities regulations require that we caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures, including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and cash in excess of total indebtedness/net indebtedness, to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition, operating results and cash flows.

We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this annual MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

SELECTED ANNUAL INFORMATION

(in $ millions, except per share amounts)	2011	2010	2009
Net sales	1,726.0	1,311.5	1,038.3
Cost of sales	1,288.3	947.2	808.0
Gross profit	437.7	364.3	230.3
Selling, general and administrative expenses	199.1	154.7	134.8
Restructuring and acquisition-related costs	8.5	8.7	6.2
Operating income	230.1	200.9	89.3
Financial expense (income), net	5.4	0.8	(0.3)
Non-controlling interest in consolidated joint venture	0.5	3.8	0.1
Earnings before income taxes	224.2	196.3	89.5
Income taxes	(15.7)	(1.9)	(5.8)
Net earnings	239.9	198.2	95.3

Basic EPS	1.97	1.64	0.79
Diluted EPS	1.96	1.63	0.79

Total assets	1,889.7	1,327.5	1,074.5
Total long-term financial liabilities(1)	209.0	-	4.4
Certain minor rounding variances exist between the financial statements and this summary.
(1) Includes current portion of long-term debt.

Net Sales

Net sales in fiscal 2011 totalled $1,726.0 million, up 31.6%, from $1,311.5 million in fiscal 2010. Sales of activewear and underwear in fiscal 2011 were $1,406.0 million, up 29.6% from $1,085.0 million last year, and sales of socks were $320.0 million, up 41.3% from $226.5 million in fiscal 2010. The Company's guidance provided on August 4, 2011 was for sales in excess of $1.7 billion for fiscal 2011.

The increase in activewear and underwear sales in fiscal 2011 compared to fiscal 2010 was primarily due to higher average net selling prices and a 7.7% increase in unit sales volumes. Unit sales growth of activewear and underwear was due to an increase of 8.8% in industry shipments from U.S. distributors to U.S. screenprinters in the first half of fiscal 2011, the Company’s penetration in other screenprint markets and increased shipments of activewear and underwear to mass-market retailers, partially offset by a 7.8% decline in overall market demand in shipments by U.S. distributors to U.S. screenprinters in the second half of fiscal 2011.

GILDAN 2011 REPORT TO SHAREHOLDERS P.8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market growth and share data presented for the U.S. wholesale distributor channel is based on the CREST report produced by Capstone Research, Inc., which tracks industry growth and market share in the U.S. distributor channel. The table below summarizes the CREST data for the nine months ended September 30, 2011:

	Nine months ended		Nine months ended
	September 30,		September 30,
	2011		2011	2010
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(4.7)%	(4.2)%	61.8%	62.1%
T-shirts	(4.8)%	(4.2)%	62.3%	62.8%
Fleece	(2.4)%	(3.7)%	61.7%	60.9%
Sport shirts	(3.2)%	(4.7)%	46.9%	46.1%
CREST data is reported on a calendar basis. Full year data for calendar 2011 was not yet available at the date of this report.

Similar to the screenprint market in the U.S., market conditions in our Canadian and international markets weakened in the second half of the fiscal year. Sales from Canada totalled $63.4 million in fiscal 2011, up 17.0% compared to sales of $54.2 million in fiscal 2010. The sales growth was mainly due to higher average selling prices and the appreciation of the Canadian dollar, partially offset by lower unit volume sales. Net sales from international markets of $125.9 million during fiscal 2011 increased $23.4 million, or 22.8% compared to international sales of $102.5 million in fiscal 2010. The year over year increase was attributable to higher average selling prices and higher unit volume sales in most of the markets we serve, partially offset by the discontinuation of programs previously serviced by Shahriyar Fabric Industries Limited during fiscal 2010.

The increase in sock sales for fiscal 2011 was due to the impact of the acquisition of Gold Toe Moretz and the implementation of selling price increases, partially offset by lower organic sales of socks, in part attributable to inventory destocking by mass-market retailers.

Gross Profit

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

Gross profit for fiscal 2011 was $437.7 million, up $73.4 million from gross profit of $364.3 million in fiscal 2010. As a percentage of sales, gross profit in fiscal 2011 declined to 25.4% compared to gross margin of 27.8% in fiscal 2010. The decline in gross margin was primarily due to the significant increase in the cost of cotton compared to last year, which as a percentage of net sales, more than offset the impact of higher average net selling prices. Gross margin of 25.4% in fiscal 2011 was slightly below the Company’s guidance provided on August 4, 2011, due mainly to higher than forecasted selling price promotions in the U.S. wholesale distributor channel in the month of September and lower than projected sock manufacturing efficiencies.

GILDAN 2011 REPORT TO SHAREHOLDERS P.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation and amortization expense, and other general and administrative expenses. SG&A expenses also include bad debt expense, and amortization of intangible assets.

SG&A expenses were $199.1 million in fiscal 2011, up $44.4 million compared to SG&A expenses of $154.7 million in fiscal 2010. SG&A expenses as a percentage of net sales for fiscal 2011 decreased to 11.5% compared to 11.8% of net sales in fiscal 2010 and was slightly lower than the Company’s projection provided on August 4, 2011. The increase in SG&A expenses in fiscal 2011 compared to last year was primarily due to the impact of the acquisition of Gold Toe Moretz, increases in compensation expenses, legal and professional fees and retail marketing expenses combined with the impact of the higher-valued Canadian dollar on corporate administrative expenses. In addition, SG&A expenses for fiscal 2011 included a loss of $3.7 million recognized in the second fiscal quarter relating to the early termination of our previous corporate aircraft lease.

Restructuring and Acquisition-Related Costs

(in $ millions)	2011	2010	2009

Loss (gain) on disposal of assets held for sale	0.7	0.1	(0.6)
Accelerated depreciation	-	2.5	-
Asset impairment loss and write-down of assets held for sale	1.7	1.8	1.6
Employee termination and other benefits	2.9	0.7	2.2
Other exit costs	3.2	3.7	3.1
Adjustment for employment contract	-	(0.1)	(0.1)
	8.5	8.7	6.2
Certain minor rounding variances exist between the financial statements and this summary.

During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at its new retail distribution centre in Charleston, South Carolina, and to close its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama. In February 2009, the Company closed its U.S. sock finishing operations in Fort Payne, Alabama, and in February 2011 the Company announced the closure of the remaining U.S. sock knitting operations in Fort Payne, Alabama.

For fiscal 2011, restructuring and acquisition-related costs totalled $8.5 million, mainly relating to the closure of the U.S. sock knitting operations mentioned above, including $2.9 million of employee termination costs, other exit costs of $2.0 million related to carrying and dismantling costs and $1.7 million of asset write-downs mainly for assets held for sale. Other exit costs also included net pension expense of $1.2 million related to Gold Toe Moretz’s defined benefit pension plan which was incurred primarily as a result of the Company’s plan to fully fund and de-risk the plan, and reduce future pension costs.

For fiscal 2010, restructuring and acquisition-related costs totalled $8.7 million, mainly relating to the consolidation of retail distribution facilities mentioned above, including $2.5 million of accelerated depreciation, an asset impairment loss of $1.8 million, and $0.7 million of employee termination costs. The Company also incurred other exit costs of $3.7 million for fiscal 2010 including inventory transfer costs, carrying and dismantling costs, and lease termination costs.

For fiscal 2009, restructuring and acquisition-related costs totalled $6.2 million which included $3.7 million for the closure of the Company's U.S. sock finishing operations, and $3.1 million primarily related to facility closures that occurred in previous fiscal years, including carrying costs and asset write-downs, net of a gain of $0.6 million relating to assets held for sale.

GILDAN 2011 REPORT TO SHAREHOLDERS P.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed of. Any fair value adjustments and gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

Financial Expense / Income, net

Net financial expense/income includes interest expense, net of interest income, and foreign exchange gains and losses. Net financial expense amounted to $5.4 million in fiscal 2011, compared to net financial expense of $0.8 million in fiscal 2010. The increase of $4.6 million in net financial expense in fiscal 2011 resulted mainly from increased interest expense and bank charges due primarily to the financing of the acquisition of Gold Toe Moretz and the realization of a loss of $1.3 million in the first quarter of fiscal 2011 on derivative financial instruments which were not designated as hedges for accounting purposes.

Non-Controlling Interest in Consolidated Joint Venture

Non-controlling interest in consolidated joint venture of $0.5 million decreased by approximately $3.3 million in fiscal 2011 compared to last year. The decrease is due primarily to the recognition of cotton subsidies by our yarn-spinning joint venture, CanAm. The non-controlling interest of the cotton subsidy recognized in fiscal 2011 was $1.6 million, compared to $3 million recognized in fiscal 2010.

Income Taxes

The Company recorded an income tax recovery of $15.7 million for fiscal 2011 compared to an income tax recovery of $1.9 million for fiscal 2010. Excluding the impact of restructuring and acquisition-related costs in both years, the income tax recovery for fiscal 2011 totalled $12.8 million compared to an income tax expense of $1.4 million in fiscal 2010. The income tax recovery was due primarily to the recognition of future income tax assets related to higher tax losses incurred by the Company’s U.S. legal entities during the year, the benefits of which have been recognized as it is more likely than not that we will be able to utilize the losses in future years.

Net Earnings

Net earnings for fiscal 2011 of $239.9 million, or $1.96 per share on a diluted basis, were up 21.0% and 20.2%, respectively compared with net earnings of $198.2 million, or $1.63 per share on a diluted basis in fiscal 2010. Adjusted net earnings and adjusted diluted EPS for fiscal 2011 totalled $245.5 million and $2.01 compared with adjusted net earnings of $203.6 million, or $1.67 per share for the prior year. The increase in adjusted net earnings and EPS for fiscal 2011 compared to the prior year was due to increased sales revenues for activewear, the earnings accretion attributable to the Gold Toe Moretz acquisition and higher income tax recoveries. These positive factors more than offset the impact of higher cotton and other input costs, lower organic sock sales and increased selling, general and administrative expenses.

Adjusted EPS on a diluted basis for fiscal 2011 slightly exceeded the Company’s EPS guidance of approximately $2.00 provided on August 4, 2011. Compared to its August guidance, the unfavourable impact of weaker demand and increased promotional discounting in the wholesale distributor channel, lower inventory replenishment by mass-market retailers and lower than forecast sock manufacturing efficiencies was more than offset by the later than anticipated timing of destocking by wholesale distributors, and the benefit of income tax recoveries.

GILDAN 2011 REPORT TO SHAREHOLDERS P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS FOR THE YEAR ENDED OCTOBER 3, 2010 COMPARED TO THE YEAR ENDED OCTOBER 4, 2009

Net Sales

Net sales in fiscal 2010 totalled $1,311.5 million, up 26.3%, from $1,038.3 million in fiscal 2009. Sales of activewear and underwear in fiscal 2010 were $1,085.0 million, up 36.4% from $795.5 million in fiscal 2009, and sales of socks were $226.5 million, down 6.7% from $242.8 million in fiscal 2009.

The increase in activewear and underwear sales in fiscal 2010 compared to fiscal 2009 was primarily due to a 31.2% increase in unit sales volumes, more favourable activewear product-mix as a result of a higher proportion of sales of higher-valued fleece and long-sleeve T-shirts and an increase in net selling prices due to reduced promotional activity. The unit volume increase in sales of activewear was mainly attributable to our continued market share penetration in all product categories in the U.S. distributor channel and a 5.8% increase in overall industry unit shipments from U.S. distributors to U.S screenprinters in the last nine months ended September 30, 2010, combined with strong growth in international and other screenprint markets, and increased shipments of underwear and activewear to retail customers. During fiscal 2010, the Company was constrained from fully capitalizing on stronger than anticipated demand for its activewear products in the second half of the year due in part to the impact of the Haiti earthquake which had resulted in lost production.

During the nine months ended September 30, 2010, Gildan achieved market share gains in all of its product categories and according to the S.T.A.R.S. report produced by ACNielsen, increased its overall market share in the U.S. screenprint channel to 64.1%, up 7.5 percentage points compared to the same period in the previous year. While unit shipments from U.S. distributors to U.S. screenprinters for the nine months ended September 30, 2010 were up 5.8% compared to the same period in the previous year, our continued market share penetration resulted in a 19.7% increase in unit shipments of Gildan products from U.S. distributors to U.S. screenprinters, which significantly outpaced overall market demand. AC Nielsen discontinued the S.T.A.R.S. report effective from the end of the 2010 calendar year, and Gildan subsequently began to subscribe to the CREST report produced by Capstone Research, Inc. which tracks industry growth and market share in the U.S. distributor channel. Consequently, industry growth and market share data provided above is based on the S.T.A.R.S. report whereas industry growth and market share data discussed elsewhere in this annual MD&A is based on the CREST report for the current and comparative years.

We also saw a recovery in demand and significantly increased market penetration by Gildan in the Canadian and international markets which contributed to our sales increase in activewear for fiscal 2010. Canadian sales totalled $54.2 million in fiscal 2010, up 54.4% compared to sales of $35.1 million in fiscal 2009 due to the recovery in industry demand and the higher value of the Canadian dollar compared to fiscal 2009. Net sales of $102.5 million from our international markets increased 61.4% in fiscal 2010 compared to the previous year. The increase in sales was due to strong unit volume growth in essentially all international markets that we serve.

The decrease in sales of socks for fiscal 2010 was mainly attributable to lower unit sales volumes and a decline in average net selling prices compared to fiscal 2009 largely due to a shift towards a more basic product-mix. The unit volume decline was primarily due to the discontinuance of unprofitable sock programs and the elimination of baby apparel and layette programs under licensed brands, as well as servicing issues resulting from the ramp-up of our new retail distribution centre and the ramp-up of production at the new sock manufacturing facility in Honduras.

Gross Profit

Gross profit for fiscal 2010 was $364.3 million, or 27.8% of net sales, higher than gross profit of $230.3 million, or 22.2% of net sales for fiscal 2009. The increase in gross margins in fiscal 2010 compared to the previous year was primarily due to lower promotional discounting in the U.S. distributor channel, more favourable activewear product-mix and increased manufacturing efficiencies, partially offset by inefficiencies related to the initial ramp-up of new retail underwear and activewear programs. Gross profit for fiscal 2010 also included the benefit of a $6 million cotton subsidy recognized by our yarn-spinning joint venture, CanAm, which was recorded as a reduction of cost of sales in the fourth quarter of fiscal 2010. After reflecting the portion of the benefit of the cotton subsidy that is included in non-controlling interest in our consolidated statement of earnings, the net after-tax benefit for the Company was approximately $1.9 million.

GILDAN 2011 REPORT TO SHAREHOLDERS P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses were $154.7 million in fiscal 2010, compared to $134.8 million in fiscal 2009. SG&A expenses as a percent of net sales for fiscal 2010 decreased to 11.8% compared to 13.0% of net sales in fiscal 2009 and was more in line with the level of 11.4% achieved in fiscal 2008. The increase in SG&A expenses was primarily due to an increase in volume-driven distribution expenses, increased administrative and distribution infrastructure to support the development of the Company’s retail initiatives, higher variable compensation expense and the impact of the higher-valued Canadian dollar on corporate administrative expenses. The increase in SG&A was partially offset by lower bad debt expense, as well as lower legal and professional fees.

Financial Expense / Income, net

Net financial expense amounted to $0.8 million in fiscal 2010, compared to net financial income of $0.3 million in fiscal 2009. The increase of $1.1 million in net financial expense in fiscal 2010 resulted from a decrease in foreign exchange gains of $2.0 million, and an increase in bank and other financial charges of $0.5 million, partially offset by a decrease in interest expense of $1.4 million. The decrease in interest expense was due to lower borrowings during fiscal 2010 compared to 2009.

Non-Controlling Interest in Consolidated Joint Venture

Non-controlling interest in consolidated joint venture increased to $3.8 million in fiscal 2010 primarily due to the recognition of the 50% non-controlling interest of a cotton subsidy received by our yarn-spinning joint venture, CanAm, totalling $6 million.

Income Taxes

The income tax recovery for fiscal 2010 was $1.9 million, compared to an income tax recovery of $5.8 million for fiscal 2009. The total income tax recovery for fiscal 2010 included recoveries of $3.3 million related to the impact of restructuring and acquisition-related costs. The income tax recovery for fiscal 2009 included recoveries of $6.1 million relating to the recognition of previously unrecorded tax positions of prior years and $1.8 million related to the impact of restructuring and acquisition-related costs. Excluding the impact of restructuring and acquisition-related costs in both years and the impact in 2009 of the income tax recovery related to prior years, the effective income tax rate for fiscal 2010 was approximately 1%, compared to an effective income tax rate of 2.2% for fiscal 2009. The year over year decline in the effective income tax rate was mainly due to a higher proportion of profits earned in lower tax jurisdictions combined with the tax recovery in fiscal 2010 related to the benefit of tax losses incurred in higher tax jurisdictions.

Net Earnings

Net earnings for fiscal 2010 of $198.2 million, or $1.63 per share on a diluted basis, were up 108.0% and 106.3%, respectively compared with net earnings of $95.3 million, or $0.79 per share on a diluted basis in fiscal 2009. Net earnings included after-tax restructuring and acquisition-related costs of $5.4 million in fiscal 2010 and $4.4 million in fiscal 2009. Excluding the impact of restructuring and acquisition-related costs, adjusted net earnings and adjusted diluted EPS for fiscal 2010 totalled $203.6 million and $1.67 per share compared with adjusted net earnings of $99.7 million, or $0.82 per share for the prior year. The increase in adjusted net earnings and EPS was due to strong sales growth and significantly higher gross margins, partially offset by higher SG&A expenses.

GILDAN 2011 REPORT TO SHAREHOLDERS P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the audited annual consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)						2011				2010
	Q4	(1)	Q3	(1)	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	481.8		529.8		383.2	331.3	368.9	395.3	326.8	220.4
Net earnings	48.5		94.1		61.4	35.9	56.8	64.7	48.8	28.0
Net earnings per share
Basic EPS(2)	0.40		0.77		0.51	0.30	0.47	0.53	0.40	0.23
Diluted EPS(2)	0.40		0.77		0.50	0.29	0.47	0.53	0.40	0.23
Total assets	1,889.7		1,893.3		1,441.7	1,346.0	1,327.5	1,272.4	1,170.8	1,093.6
Total long-term financial liabilities	209.0		252.0		-	-	-	0.1	0.7	3.2
Weighted average number of shares outstanding (in ‘000s)
Basic	121,548		121,649		121,515	121,394	121,334	121,264	121,061	120,977
Diluted	122,143		122,506		122,273	122,161	122,141	122,098	121,919	121,762

(1)	Results reflect the acquisition of Gold Toe Moretz from April 16, 2011.
(2)	Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the financial statements and this summary.

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition

Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak Summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.

Historically, we have typically operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year. During fiscal 2010, the massive earthquake that struck Haiti impacted our sewing contractors’ operations resulting in a temporary loss of production. This, combined with the recovery in demand during fiscal 2010, prevented the Company from adequately rebuilding inventories to optimal levels by the end of the year. Fiscal 2011 began with sub optimal levels of inventories and the continuation of the strong recovery in demand in the first half of the year did not allow the Company to rebuild its inventories until the fourth quarter of fiscal 2011.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

GILDAN 2011 REPORT TO SHAREHOLDERS P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring costs in an interim or annual period. Refer to the section of this annual MD&A entitled “Restructuring and Acquisition-Related Costs” for the details of restructuring costs incurred during fiscal 2011, 2010 and 2009. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

Our reported amounts for sales, selling, general and administrative expenses, and financial expense/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial Risk Management” section of this annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

As previously discussed, the impact of the Haiti earthquake during fiscal 2010 led to a temporary loss of production at our contractors’ sewing facilities and consequently resulted in manufacturing and supply chain inefficiencies in the second, third and fourth quarters of fiscal 2010. The Company received insurance proceeds of $8 million, or $0.07 per share in the fourth quarter of fiscal 2010, which only partially offset the impact of manufacturing and supply chain inefficiencies and lost sales during fiscal 2011.

Fourth Quarter Results

Net sales in the fourth quarter of fiscal 2011 amounted to $481.8 million, up 30.6% from net sales of $368.9 million in the fourth quarter of fiscal 2010. Sales of activewear and underwear for the fourth quarter in fiscal 2011 amounted to $368.9 million, up 20.0% from fiscal 2010, and sales of socks were $112.9 million, up 83.6% from $61.5 million in the fourth quarter last year. The Company had forecast in August that sales in the fourth quarter would be slightly below $500 million. Weaker than forecasted demand and increased promotional discounting in the wholesale distributor channel and lower inventory replenishment by mass-market retailers more than offset the later than anticipated timing of destocking by wholesale distributors.

The growth in sales of activewear and underwear compared to the fourth quarter of fiscal 2010 was due to an approximate 23% increase in average net selling prices, partially offset by a 7.6% reduction in unit volume shipments which declined due to a 6.3% reduction in industry shipments from U.S. distributors to U.S. screenprinters and seasonal destocking in the U.S. screenprint market which was less than anticipated. Gildan’s market share in the U.S. distributor channel in the fourth quarter was 62.3%, according to the CREST report, and was essentially unchanged from 62.1% in the fourth quarter of last year. Consequently, the Company has recaptured the slight loss of market share incurred earlier in the fiscal year, when it was unable to fully service demand for its products due to capacity constraints and suboptimal inventory levels.

The increase in sales revenues for socks was due to the acquisition of Gold Toe Moretz. Shipments of socks in the fourth quarter of fiscal 2011 were negatively impacted by weak market conditions and inventory destocking by mass-market retailers. Also, sales of socks in the fourth quarter of fiscal 2010 were positively impacted by the later timing of shipments of back-to-school programs.

Gross profit for the fourth quarter of fiscal 2011 totalled $98.5 million, down slightly from gross profit of $100.7 million in the fourth quarter of fiscal 2010. Gross margins in the fourth quarter of fiscal 2011 were 20.4% compared with the Company’s guidance in August of approximately 22%, and 27.3% in the fourth quarter of last year. Gross margins were lower than forecast due to higher than forecast selling price promotions in the U.S. wholesale distributor channel in the month of September and lower than projected sock manufacturing efficiencies. The decrease in gross margins compared to last year was due to the significant increase in the cost of cotton, which was not fully recovered in higher selling prices, and the non-recurrence of the proceeds from the insurance claim for the Haiti earthquake and a cotton subsidy received in Gildan’s U.S. yarn-spinning joint venture, which together positively impacted gross margins by over 400 basis points in the fourth quarter of last year. These negative factors were partially offset by more favourable activewear product-mix and the impact of the acquisition of Gold Toe Moretz.

GILDAN 2011 REPORT TO SHAREHOLDERS P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

SG&A expenses in the fourth quarter increased to $53.3 million, or 11.1% of sales, compared to $42.0 million, or 11.4% of sales in the fourth quarter of fiscal 2010. The increase in SG&A expenses was due to the impact of including Gold Toe Moretz, which resulted in approximately $15 million of additional SG&A expenses, partially offset by the non-recurrence of a $1.5 million provision for doubtful accounts receivable in the fourth quarter of last year and lower distribution expenses.

We recorded an income tax recovery of $8.9 million in the fourth quarter of fiscal 2011 compared to an income tax recovery of $2.5 million in the fourth quarter of fiscal 2010 due to higher tax losses in the Company’s U.S. legal entities, the benefits of which have been recognized as a future income tax asset as it is more likely than not that we will be able to utilize the losses in future years.

Net earnings for the fourth fiscal quarter ended October 2, 2011 were $48.5 million or $0.40 per share on a diluted basis, down respectively 14.6% and 14.9% from $56.8 million or $0.47 per share in the fourth quarter of fiscal 2010. Results for the fourth quarter include restructuring charges totaling $2.3 million after tax or $0.02 per share to write down the carrying value of assets held for sale and to recognize pension costs related to Gold Toe Moretz's defined benefit pension plan, which the Company intends to terminate in fiscal 2012. Adjusted net earnings for the fourth quarter of fiscal 2011 amounted to $50.8 million, or $0.42 per share, down 12.9% and 12.5% respectively, compared to $58.3 million, or $0.48 per share in the fourth quarter of fiscal 2010. The decline in adjusted net earnings and EPS in the fourth quarter compared to last year was due to the significant increase in the cost of cotton, which was not fully recovered in higher net selling prices, and lower unit sales volumes for activewear. In addition, net earnings for the fourth quarter of fiscal 2010 included the benefit of insurance proceeds of $8 million and the recognition of a cotton subsidy. These factors were partially offset by the positive impact of income tax recoveries in the fourth quarter of fiscal 2011, more favourable activewear product-mix, lower SG&A expenses and the earnings accretion from the acquisition of Gold Toe Moretz.

Adjusted EPS on a diluted basis slightly exceeded our guidance for the quarter of approximately $0.40 per share provided on August 4, 2011. Compared to the assumptions in our August guidance, the unfavourable impact of weaker demand and increased promotional discounting in the wholesale distributor channel, lower inventory replenishment by mass-market retailers and lower than forecast sock manufacturing efficiencies was more than offset by the later than anticipated timing of destocking of inventories by wholesale distributors, and the benefit of income tax recoveries.

FINANCIAL CONDITION

Trade accounts receivable of $191.6 million as at October 2, 2011 increased by $45.9 million, or 31.5% compared to $145.7 million at the end of fiscal 2010. Excluding the impact of the inclusion of accounts receivable of Gold Toe Moretz at the end of fiscal 2011, accounts receivable increased by $11.5 million, or 7.9% from last year due to higher net sales in the fourth quarter compared with the fourth quarter of fiscal 2010, partially offset by a decrease in the number of days’ sales outstanding (DSO).

Inventories of $575.6 million were up $243.1 million, or 73.1% from $332.5 million at the end of fiscal 2010. The increase in inventories reflected the inclusion of inventories from the acquisition of Gold Toe Moretz which amounted to $72.4 million at the end of fiscal 2011. Excluding the impact from the acquisition of Gold Toe Moretz, the increase in inventories was due to higher unit volumes as a result of planned increases in T-shirt inventories, which were at lower than optimal levels last year and during most of fiscal 2011, and a significant increase in overall average unit costs. The increase in average unit costs was mainly attributable to the impact of rising cotton and other input costs as well as a higher cost inventory mix due to a higher proportion of T-shirt inventories compared to sock inventories at the end of fiscal 2011 compared to the end of fiscal 2010.

Property, plant and equipment, which are net of accumulated depreciation, amounted to $565.4 million at October 2, 2011, compared to $479.3 million at October 3, 2010. The increase of $86.1 million reflected capital additions of $162.9 million, and the inclusion of $3.5 million of property, plant and equipment from the acquisition of Gold Toe Moretz, partially offset by $66.7 million of depreciation, and a reclassification of property, plant and equipment to assets held for sale and the disposal of certain assets. Capital additions consisted primarily of the construction of our new Rio Nance 5 textile facility, expenditures related to the ramp-up of our Rio Nance 4 sock facility, the expansion of our distribution centre in North Carolina servicing the screenprint market, the further incremental capacity expansion of our Dominican Republic textile facility, and our biomass energy project in Honduras. Capital expenditures for fiscal 2011 were in line with the Company’s guidance provided on August 4, 2011 of capital expenditures in excess of $150 million.

GILDAN 2011 REPORT TO SHAREHOLDERS P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Assets held for sale of $13.1 million as at October 2, 2011 and $3.2 million as at October 3, 2010 include property, plant and equipment primarily relating to closed facilities. The increase was due mainly to the reclassification of assets from property, plant and equipment to assets held for sale, including sock manufacturing and distribution facilities at our Fort Payne, Alabama location that were recently closed, and our former office building in Barbados.

Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software, and amounted to $256.5 million as at October 2, 2011 compared to $61.3 million at the end of fiscal 2010. The increase reflects $204.7 million related to the acquisition of Gold Toe Moretz, net additions of computer software of $3.6 million, partially offset by amortization of $13.1 million. Management performed its annual review for impairment of the trademarks, which are considered to be indefinite life intangible assets, and concluded that there has been no impairment in the value of the trademarks as at October 2, 2011.

Goodwill of $153.2 million as at October 2, 2011 increased by $143.0 million from the end of fiscal 2010 primarily as a result of the acquisition of Gold Toe Moretz. Management performed its annual review for impairment of goodwill and concluded that there has been no impairment in the value of goodwill as at October 2, 2011.

Total assets were $1,889.7 million as at October 2, 2011, compared to $1,327.5 million at the end of the previous year. Working capital was $573.1 million as at October 2, 2011 compared to $570.5 million as at October 3, 2010. The current ratio at the end of fiscal 2011 was 2.8 compared to 4.0 at the end of fiscal 2010.

Accounts payable and accrued liabilities amounted to $315.3 million as at October 2, 2011 compared to $186.2 million at the end of fiscal 2010. The $129.1 million increase from the end of fiscal 2010 reflected the inclusion of accounts payable and accrued liabilities from the acquisition of Gold Toe Moretz, which amounted to $48.4 million at the end of fiscal 2011. Excluding the impact from the acquisition of Gold Toe Moretz, the increase in accounts payable and accrued liabilities was mainly due to the impact of higher cotton and other input costs on accounts payable, and the start-up of production at our Rio Nance 5 textile facility.

Income taxes payable decreased from $5.0 million at the end of fiscal 2010 to an income tax receivable of $0.5 million at October 2, 2011. The current income tax provision of $3.4 million was more than offset by income tax payments made during fiscal 2011, including current year tax installments.

Future income tax liabilities net of future income tax assets increased from $4.5 million at the end of fiscal 2010 to $14.9 million at October 2, 2011. The increase was due primarily to the acquisition of Gold Toe Moretz which resulted in the assumption of $29.6 million of net future income tax liabilities at April 15, 2011, partially offset by the recognition of the tax benefit of tax losses incurred during fiscal 2011 in the Company’s higher tax rate jurisdictions. The assumed net future income tax liabilities of $29.6 million of Gold Toe Moretz at the date of acquisition included future income tax liabilities of approximately $62 million resulting from the tax effect of temporary taxable differences between the accounting and tax basis of net assets acquired, primarily relating to intangible assets, partially offset by a future income tax asset of approximately $32.5 million relating to the tax benefit of income tax loss carryforwards.

GILDAN 2011 REPORT TO SHAREHOLDERS P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH FLOWS

Cash inflows from operating activities in fiscal 2011 were $181.6 million compared to cash inflows of $301.6 million for the previous year. Despite an increase in cash generated from earnings before depreciation and other non-cash items, cash flows from operating activities decreased due to an overall increase in the level of our net non-cash working capital in fiscal 2011 resulting primarily from the increases in inventories and trade accounts receivable as noted under the “Financial Condition” section of this annual MD&A.

Cash flows used in investing activities were $523.9 million in fiscal 2011, compared to $141.2 million in fiscal 2010. The increase of $382.7 million in fiscal 2011 was mainly due to the acquisition of Gold Toe Moretz in April 2011 for $349.6 million, combined with higher capital expenditures when compared with last year. For fiscal 2011, capital expenditures were primarily for capacity expansions, as noted under the “Financial Condition” section of this annual MD&A. For fiscal 2010, cash outflows from investing activities included investments for manufacturing capacity expansions in Honduras, the acquisition of a vertically-integrated manufacturing facility in Bangladesh, and the purchases of our retail distribution centre in Charleston and our new office building in Barbados.

We generated free cash flow of $7.3 million in fiscal 2011 compared to $175.9 million for the same period in fiscal 2010. The decrease of $168.6 million was attributable to lower cash flows from operating activities, due to the increase in non-cash working capital as noted above, combined with higher capital spending compared to last year. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See the heading entitled “Free Cash Flow” under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this annual MD&A.

Cash flows from financing activities in fiscal 2011 amounted to $172.8 million compared to cash outflows of $1.4 million in fiscal 2010. We began fiscal 2011 with no long-term debt outstanding. During the third quarter of fiscal 2011, we utilized approximately $250 million of our revolving long-term credit facility to partially finance the acquisition of Gold Toe Moretz, and we reduced the balance owing on the credit facility at the end of fiscal 2011 to $209.0 million. We issued three dividend payments during fiscal 2011 for an aggregate amount of $27.5 million, and we also repurchased and cancelled 0.4 million common shares for a total cost of $10.5 million under our normal course issuer bid. In fiscal 2010, cash flows used in financing activities consisted primarily of repayments of long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving long-term credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions, including our acquisition of Gold Toe Moretz in April 2011. Our primary uses of funds on an ongoing basis are for capital expenditures for manufacturing and distribution facilities, working capital requirements, and payment of dividends. In addition, we may also use funds for business acquisitions.

During fiscal 2011, we increased our existing unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the revised facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points. Total indebtedness as at October 2, 2011 was $209.0 million, compared to nil at October 3, 2010 with the increase being due to the funds drawn on our revolving long-term credit facility to partially finance the acquisition of Gold Toe Moretz. An amount of $5.8 million has been committed against this facility to cover various letters of credit as at October 2, 2011. Total indebtedness is comprised of bank indebtedness and long-term debt as described under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this annual MD&A.

GILDAN 2011 REPORT TO SHAREHOLDERS P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

We ended the fiscal year with net indebtedness of $120.2 million, compared to cash in excess of total indebtedness of $258.4 million at the end of fiscal 2010 which consisted entirely of cash and cash equivalents with no amounts drawn under our revolving long-term credit facility. The increase in net indebtedness was due primarily to the acquisition of Gold Toe Moretz in April 2011 which was initially financed using cash on hand and funds drawn on our revolving long-term credit facility. Net indebtedness is calculated as total indebtedness net of cash and cash equivalents as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this annual MD&A. At October 2, 2011, we continue to have ample liquidity and significant financing capacity and flexibility under our revolving long-term credit facility.

Gildan is currently projecting capital expenditures of approximately $100 million for fiscal 2012, including expenditures for the ramp-up of the Rio Nance 5 textile facility, the completion of the ramp-up of our second sock manufacturing facility in Honduras, and our ongoing cost reduction initiatives including expenditures for our biomass alternative energy projects in Honduras. The Company also expects to use cash in fiscal 2012 to fund dividend payments.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term credit facility will provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

All commitments have been reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows. As disclosed in note 14 to our 2011 audited annual consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 2, 2011, the maximum potential liability under these guarantees was $15.1 million, of which $5.0 million was for surety bonds and $10.1 million was for corporate guarantees and standby letters of credit.

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period for the following items as at October 2, 2011, excluding derivative financial instruments and future interest payments:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years
Long-term debt	209.0	-	-	209.0	-
Purchase obligations	211.6	211.6	-	-	-
Operating leases	48.0	12.2	20.7	8.0	7.1
Pension liability	5.5	5.5	-	-	-
Total contractual obligations	474.1	229.3	20.7	217.0	7.1

The Company has begun the process to fully fund the Gold Toe Moretz defined benefit pension plan, which was frozen in 2006. This pension plan was in a deficit position of approximately $21.8 million at the April 15, 2011 acquisition date, which decreased to approximately $5.5 million at the end of fiscal 2011 after reflecting contributions to the plan of $19.0 million during the year. Over the next twelve months, we intend to complete the remaining funding, which is currently estimated at $5.5 million assuming no changes to current actuarial assumptions or the fair value of plan assets, and to complete the procedures to terminate and wind up the plan.

GILDAN 2011 REPORT TO SHAREHOLDERS P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

DERIVATIVE INSTRUMENTS

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes. During the twelve months ended October 2, 2011, the Company entered into forward foreign exchange contracts and zero-cost collar options in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, interest rate swap contracts in order to minimize the exposure to potential increases in interest rates, and to a lesser extent, cotton derivative contracts in order to reduce the exposure of forecasted cash outflows related to some of its raw material consumption needs. Please refer to note 22 to the 2011 audited annual consolidated financial statements for a description of the maturities, carrying values and fair values of the derivative financial instruments outstanding as at October 2, 2011.

OUTSTANDING SHARE DATA

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at November 30, 2011 there were 121,410,406 common shares issued and outstanding along with 1,150,000 stock options and 914,390 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

DECLARATION OF DIVIDEND

In December 2010, the Board of Directors approved the introduction of a quarterly cash dividend. During fiscal 2011, the Company has paid an aggregate of $27.5 million of dividends. On November 29, 2011, the Board of Directors declared a quarterly dividend of $0.075 per share for an expected aggregate payment of $9.1 million which will be paid on January 6, 2012 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 15, 2011. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

NORMAL COURSE ISSUER BID

In December 2010, the Company announced the reinstatement of a normal course issuer bid to repurchase up to one million outstanding common shares of the Company on the TSX and the NYSE (the “NCIB”). During fiscal 2011, the Company repurchased and cancelled a total of 0.4 million common shares for a total cost of $10.5 million. Of the total cost, $0.3 million was charged to share capital and $10.2 million was charged to retained earnings as there was no amount of contributed surplus attributable to these common shares. On December 2, 2011 the TSX approved the renewal of the Company’s NCIB to purchase up to one million common shares, representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX. Common shares purchased under the NCIB will be cancelled.

GILDAN 2011 REPORT TO SHAREHOLDERS P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

LEGAL PROCEEDINGS

SECURITIES CLASS ACTIONS

The Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008.

On August 3, 2010, the Company announced that it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts, on behalf of all persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”). Final court approval of the settlement was obtained from each of the courts in February and March 2011 and all of the actions have been dismissed on terms including releases from Class Members of the claims against the Company and the named senior officers. The settlement agreement provided for a total settlement amount of $22.5 million, which has been entirely funded by the Company’s insurers. Therefore no provision has been recorded in the consolidated financial statements and no amounts have been disbursed by the Company in respect of the settlement.

OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2012 is contained in our fourth quarter earnings results press release dated December 1, 2011 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in note 22 to the 2011 audited annual consolidated financial statements (“Financial Instruments”), are designed to meet the requirements of the CICA Handbook Section 3862, Financial Instruments-Disclosures, and are therefore incorporated into, and are an integral part of, the 2011 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for trading purposes.

CREDIT RISK

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents, forward foreign exchange contracts, zero-cost collar options and interest rate swaps, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

GILDAN 2011 REPORT TO SHAREHOLDERS P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at October 2, 2011, the Company’s ten largest trade debtors accounted for 52% of trade accounts receivable, of which one wholesale customer accounted for 10% and one mass-market retailer accounted for 13%. Of the Company’s top ten trade debtors, six are wholesale distributors, four are mass-market retailers and all ten are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and the Asia-Pacific region.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding six months. From time-to-time, the Company may initiate other special incentive programs with extended payment terms.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many distributors and other customers in the screenprint channel are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s retail customers varies significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s sales offices in Barbados and Charleston, South Carolina. Where available, the Company’s credit departments periodically review external ratings and customer financial statements, and in some cases obtain bank and other references. New customers are subject to a specific vetting and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

The Company’s exposure to credit risk for trade receivables by geographic area and type of customer was as follows as:

GILDAN 2011 REPORT TO SHAREHOLDERS P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions)	October 2, 2011	October 3, 2010

United States	163.3	118.4
Europe	14.0	13.4
Canada	8.2	6.4
Other regions	6.1	7.5
Total trade receivables	191.6	145.7

(in $ millions)	October 2, 2011	October 3, 2010

Distributors and other customers in the screenprint channel	118.0	96.3
Mass-market and regional retailers	73.6	49.4
Total trade receivables	191.6	145.7

The aging of trade receivable balances was as follows as at:

(in $ millions)	October 2, 2011	October 3, 2010

Not past due	166.9	129.1
Past due 0-30 days	21.0	17.5
Past due 31-60 days	2.8	3.5
Past due 61-120 days	1.4	1.2
Past due over 121 days	3.6	1.4
Trade receivables	195.7	152.7
Less allowance for doubtful accounts	(4.1)	(7.0)
Total trade receivables	191.6	145.7

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)	October 2, 2011	October 3, 2010
Balance, beginning of year	7.0	6.0
Bad debt expense	0.6	2.4
Write-off of accounts receivable	(3.8)	(1.4)
Increase due to the acquisition of Gold Toe Moretz	0.3	-
Balance, end of year	4.1	7.0

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We require continued access to capital markets to support our operations as well as to achieve our strategic plans. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving long-term credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our revolving long-term credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

GILDAN 2011 REPORT TO SHAREHOLDERS P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 23 to the 2011 audited annual consolidated financial statements (“Capital Disclosures”). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions and other major investments or divestitures.

The Company has a committed revolving long-term credit facility for a maximum of $800 million which expires in June 2016. The Company’s revolving long-term credit facility is subject to various financial covenants including a net debt to trailing twelve months EBITDA ratio and an interest coverage ratio. The Company was in compliance with all covenants as at October 2, 2011. This facility is unsecured and amounts drawn bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points. As at October 2, 2011, $209.0 million (October 3, 2010 – nil) was drawn under this facility bearing a combined effective interest rate for the period of 2.3%, including the impact of interest rate swaps. In addition, an amount of $5.8 million (October 3, 2010 - $12.7 million) has been committed against this facility to cover various letters of credit as described in note 14 to the 2011 audited consolidated financial statements.

FOREIGN CURRENCY RISK

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is comprised of the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales revenues and distribution expenses for customers outside of the United States, and head office expenses in Canada. In addition, the Company is exposed to foreign currency fluctuations related to purchases of finished goods by our Gold Toe Moretz subsidiary from foreign suppliers. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British pound, the Euro, the Australian dollar, the Mexican peso, and the Chinese Renminbi exchange rates. The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. Although the value of the Lempira has been fixed relative to the U.S. dollar since 2005, the Honduran government adopted a floating currency system during fiscal 2011 which allows the Lempira to float against the U.S. dollar within a restricted range. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales, cost of sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss and included in financial expense (income) in the statement of earnings.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts, and zero-cost collar options to hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes. During fiscal 2011, the Company entered into forward foreign exchange contracts as well as zero-cost collar options in order to mitigate the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar. The Company had forward foreign exchange contracts and zero-cost collar options outstanding as at October 2, 2011 consisting primarily of contracts to sell or buy Euros, British pounds, Australian dollars, Canadian dollars, and Mexican pesos in exchange for U.S. dollars. These outstanding contracts and other foreign exchange contracts that were settled during fiscal 2011 were designated as cash flow hedges and qualified for hedge accounting. We refer the reader to note 17 and note 22 to the 2011 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

GILDAN 2011 REPORT TO SHAREHOLDERS P.24

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following tables provide an indication of the Company’s significant foreign currency exposures on the consolidated balance sheet as at October 2, 2011 arising from financial instruments:

				October 2, 2011
(in U.S. $ millions)	CAD	EUR	GBP	MXN	AUD
Cash and cash equivalents	1.3	0.5	1.8	0.5	1.0
Trade accounts receivable	7.8	5.8	3.2	5.8	3.4
Foreign exchange contracts (derivative asset)	1.4	0.2	0.3	1.3	0.1
Accounts payable and accrued liabilities	(30.0)	(7.3)	(0.2)	-	-
Foreign exchange contracts (derivative liability)	-	(0.2)	(0.1)	-	(0.1)

Based on the Company’s foreign currency exposures arising from financial instruments noted above, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings and other comprehensive income as follows, assuming that all other variables remained constant:

		For the year ended October 2, 2011
(in U.S. $ millions)	CAD	EUR	GBP	MXN	AUD
Impact on net earnings before income taxes	1.0	-	(0.2)	(0.3)	(0.2)
Impact on other comprehensive income before income taxes	0.3	0.2	0.3	0.4	0.1

An assumed 5 percent weakening of the U.S. dollar during the year ended October 2, 2011 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

COMMODITY RISK FOR COTTON

The Company is subject to the commodity risk of cotton prices and cotton price movements, as all of its products are made of 100% cotton or blends of cotton and synthetic fibres. The Company’s yarn-spinning joint venture (CanAm, whose accounts are included in the Company’s consolidated financial statements) purchases cotton for the production of yarn, and the Company consumes all of CanAm’s yarn production in the manufacture of its apparel products. In addition, the Company purchases cotton-based yarn from third party yarn manufacturers and the Company assumes the risk of cotton price fluctuations for these yarn purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton yarn purchases in order to reduce the effects of fluctuations in the cost of cotton used in the manufacture of its products. These contracts are not used for trading purposes, and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $4 million, based on current production levels.

The Company has the ability to enter into derivative financial instruments, including market-traded cotton futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts would be accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. At the end of fiscal 2011 and 2010, the Company had no cotton related derivative financial instruments outstanding.

GILDAN 2011 REPORT TO SHAREHOLDERS P.25

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTEREST RATE RISK

The Company’s interest rate risk is primarily related to the Company’s revolving long-term credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts drawn on this facility and on any future borrowings will vary and are unpredictable. Increases in short term interest rates and increases in interest rates on new debt issues may result in a material increase in interest charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. During fiscal 2011, the Company entered into a series of interest rate swaps to fix the variable interest rates on a designated portion of the borrowings under the revolving long-term credit facility. As at October 2, 2011, the interest rate swap contracts were designated as cash flows hedges and qualified for hedge accounting. At the end of fiscal 2010, the Company had no interest rate swaps outstanding. We refer the reader to note 17 and note 22 to the 2011 audited annual consolidated financial statements for details of the interest rate swap contracts and the impact of applying hedge accounting.

Based on the value of interest-bearing financial instruments during the year ended October 2, 2011, an assumed 0.5 percentage point increase in interest rates during such period would have increased (decreased) net earnings and other comprehensive income as follows:

(in $ millions)
Impact on net earnings before income taxes	(0.4)
Impact on other comprehensive income before income taxes	2.8

An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on net earnings and other comprehensive income to the amounts shown above.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in note 1 to our 2011 audited annual consolidated financial statements. As required under Canadian GAAP, we make estimates when we account for and report assets, liabilities, revenues and expenses, and disclose contingent liabilities and fair values of financial instruments in our financial statements. These estimates involve varying degrees of judgment and uncertainty, and are based on a number of factors, including historical experience, current events and industry trends, information available from outside sources, our business plans, and other assumptions that we believe are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ materially from these estimates.

We consider the estimates described in this section to be an important part of understanding our financial statements because they require management to make assumptions and judgments about matters that are highly uncertain at the time the estimate was made, and changes to these estimates could have a material impact on our financial statements.

Allowance for Doubtful Accounts

Trade accounts receivable consists of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the credit-worthiness of each customer. Furthermore, these judgments must be continuously evaluated and updated. Uncollected accounts are written off through the allowance for doubtful accounts. We are not able to predict changes in the financial condition of our customers, and if circumstances related to our customers’ financial condition deteriorate, our estimates of the recoverability of our trade receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provide more allowances than we need, we may reverse a portion of such provisions in future periods based on our actual collection experience.

GILDAN 2011 REPORT TO SHAREHOLDERS P.26

MANAGEMENT’S DISCUSSION AND ANALYSIS

Inventory Valuation

Our inventory is carried at the lower of First-In-First-Out cost and net realizable value. We regularly review inventory quantities on hand and record a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Sales Promotional Programs

In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Recoverability of Long-Lived Assets

Our long-lived assets are comprised of property, plant and equipment and identifiable intangible assets, which are recorded at cost less accumulated amortization, including asset impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives of the assets.

On a regular basis, we review the estimated useful lives of our long-lived assets. Assessing the reasonableness of the estimated useful lives of long-lived assets requires judgment and is based on currently available information, including actual utilization experience and expected future business plans. We also review long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses are recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of impairment loss recognized is measured as the amount by which the carrying value of an asset or group of assets exceed their fair value, with fair value being determined based upon discounted expected future cash flows or appraised values, depending on the nature of the asset or group of assets. In estimating future cash flows, the Company uses its best estimates based on internal plans, which incorporate management’s judgments as to the remaining service potential of the long-lived assets, and their fair value on an open market. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of long-lived assets or future cash flows constitute a change in accounting estimate and are applied prospectively.

Valuation and Impairment of Indefinite Life Intangible Assets Including Goodwill

We account for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to the identifiable net assets acquired including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. Indefinite life intangible assets and goodwill are not amortized, and are tested annually for impairment, or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of the indefinite life intangible asset or reporting unit below its carrying amount. The amount of impairment loss recognized is measured as the amount by which the carrying value of an asset or reporting unit exceeds its fair value with fair value being determined based upon discounted expected future cash flows or appraised values, depending on the nature of the asset or reporting unit. The impairment test for indefinite life intangible assets and goodwill involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its indefinite life intangible assets and goodwill.

GILDAN 2011 REPORT TO SHAREHOLDERS P.27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Valuation of Accrued Pension Liability and Related Pension Cost

The valuation of the accrued pension liability and related pension cost related to Gold Toe Moretz’s defined benefit pension plan requires economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, and participant demographic assumptions including mortality rates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, and actual results may differ significantly from the actuarial assumptions resulting in the requirement to recognize a portion of actuarial gains and losses in net earnings.

Income Taxes

We utilize the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our audited annual consolidated financial statements.

The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its position due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the tax position will no longer be upheld. Actual results, including the resolution of government tax audits and other events may vary materially compared to estimates and assumptions used by management in determining the provision for income taxes and in valuing income tax assets and liabilities, and in such eventualities the Company may be required to reduce or increase the value of income tax assets and liabilities resulting in a material income tax expense or recovery in future periods.

We recognize future income tax assets only to the extent that, in management’s opinion, it is more likely than not that the future income tax assets will be realized, based on estimates of future taxable income in applicable jurisdictions and other assumptions. To the extent that it is determined that it is no longer more likely than not that the asset will be realized, a valuation allowance is provided. As indicated in note 15 to the 2011 audited annual consolidated financial statements, we have recognized a future tax asset of $67.9 million at October 2, 2011 relating to the tax benefit of tax loss carryforwards, and a future income tax asset of $11.7 million relating to taxable temporary differences. These future tax assets relate primarily to our U.S. subsidiaries which file a consolidated federal tax return. We have concluded that it is more likely than not that these future tax assets will be realized, taking into account our projections of future taxable income and the expected reversal of taxable temporary differences during the tax loss carryforward period. Our projections of future taxable income involve the use of significant assumptions, estimates and judgments with respect to a variety of factors, including sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these future tax assets changes in the future, a material reduction in the carrying value of these future tax assets could be required, with a corresponding charge to net earnings.

GILDAN 2011 REPORT TO SHAREHOLDERS P.28

MANAGEMENT’S DISCUSSION AND ANALYSIS

ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS

ACCOUNTING POLICIES

The Company applied the same accounting policies in the preparation of its 2011 audited annual consolidated financial statements as those applied in the preparation of its 2010 audited annual consolidated financial statements. As a result of the acquisition of Gold Toe Moretz in April 2011, the method of amortization and estimated useful lives for the acquired intangible assets, and the method of accounting for the defined benefit pension plan are disclosed in note 1(h) and note 1(u) to the 2011 audited annual consolidated financial statements.

FUTURE ACCOUNTING STANDARDS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS, as issued by the International Accounting Standards Board (IASB), will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the changeover to IFRS will be required for our fiscal 2012 interim and annual financial statements beginning October 3, 2011 (the “changeover date”) with comparative information presented for fiscal 2011.

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (September 30, 2012 for Gildan), and apply those policies to all periods presented in their first IFRS financial statements including the comparative periods. Therefore, the starting point for our accounting in accordance with IFRS will be fiscal 2011, beginning on October 4, 2010 (the “transition date”) although the interim and annual financial statements for fiscal 2011 will only be published in accordance with IFRS in fiscal 2012 as comparative information.

The following information is presented to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the possible effects on our operations. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions, and may cause the Company to select different accounting policies than the conclusions reached to date. In addition, the IASB has a number of on-going projects on its agenda, and IFRS standards and interpretations are continuously subject to change. Our summary of key expected changes is complete with the expectation that we will apply IFRS in effect as at the date of this report. However we will only make final decisions regarding early adoption of any new standards as they are issued by the IASB. We continuously review all developments issued by the IASB, the AcSB, and the Canadian Securities Administrators (CSA), and assess the impact of any new developments on our IFRS transition plan and make any necessary changes accordingly.

GILDAN 2011 REPORT TO SHAREHOLDERS P.29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Progress towards Completion of our IFRS Changeover Plan

In preparation for the changeover to IFRS, we developed an IFRS transition plan consisting of three phases - 1) Scoping and Diagnostic Phase, 2) Detailed Impact Analysis and Design Phase, and 3) Implementation and Review Phase. Our IFRS transition continues to proceed on schedule, and as at October 2, 2011, we have completed the first and second phases of our IFRS transition plan. The implementation and review phase is currently underway, and will continue until our first complete annual financial reporting under IFRS is released as at and for the year ending September 30, 2012.

There have been no significant changes to the key elements of our changeover plan, and no new accounting differences have been identified since the last update on our IFRS transition plan, as reported in the 2010 annual MD&A and as subsequently updated in our quarterly interim MD&As throughout fiscal 2011. The key elements and status of our changeover plan are as follows:

Information technology and data systems

Systems and processes are currently in place to collect the information required under IFRS. Although new reports are required to capture new information required for presentation and disclosure under IFRS, the transition to IFRS has not required significant changes to our information technology systems and reports. Our systems are considered to be reliable for purposes of generating the comparative fiscal 2011 financial information that needs to be provided in accordance with IFRS during fiscal 2012, as well as the information required in the opening balance sheet as at the transition date.

Internal controls over financial reporting

Internal control processes and procedures have been implemented in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP will be substantially the same as those required in our IFRS reporting environment.

Disclosure controls and procedures

Disclosure controls and procedures are being updated to include all data required for additional financial statement disclosures under IFRS. Our disclosure controls and procedures are also being updated to ensure that information is appropriately communicated in our external communications and other periodic published reports.

Financial expertise including training requirements

The project to transition to IFRS is being led by the Corporate Accounting group in Montreal. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis, and internal communication and education is being rolled out in phases throughout the Company as the key elements are addressed. Periodic meetings are held with management and the Audit and Finance Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.

Business contracts, including the impact on operating agreements and key performance indicators

Business contracts which are affected by financial results such as financial covenants and long-term incentive plans have been reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS has not had a significant impact on our business contracts.

GILDAN 2011 REPORT TO SHAREHOLDERS P.30

MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting policies, including choices among policies permitted under IFRS

We have completed our review of accounting differences and accounting policy alternatives under IFRS as compared to Canadian GAAP, and the potential impact of such differences on the Company’s accounting at the transition date and on an ongoing basis. We have identified a number of areas where there will be some impact on the recognition and measurement of certain balance sheet and statement of earnings items as noted below.

The following is a summary of the significant differences between Canadian GAAP and IFRS that have been identified to date:

1) Investment in consolidated joint venture: Our consolidated financial statements currently include the accounts of our yarn-spinning joint venture CanAm, as we are considered the primary beneficiary of this entity under Canadian GAAP, in part because we consume all of CanAm’s production. Our partner’s share of the net assets and net earnings of CanAm are reflected as a non-controlling interest adjustment in our consolidated balance sheet and statement of earnings and comprehensive income. Under IFRS, CanAm is considered a jointly controlled entity and we are not deemed to exercise control. Consequently, we will no longer consolidate CanAm, in which case we will account for this investment using the equity method as at the opening IFRS balance sheet.

Impact on transition date opening balance sheet: Under the equity method, which is effectively a “one-line consolidation method”, our net investment in CanAm will be presented as a long-term asset on one line in our consolidated balance sheet, for an amount equal to our initial investment and our cumulative share of undistributed earnings which has been determined to be approximately $12.5 million as at the transition date. The removal of the assets and liabilities of CanAm from the consolidated balance sheet of the Company and the addition of a long-term asset will result in a net decrease in total assets of approximately $10 million and a corresponding decrease in total liabilities and non-controlling interest in consolidated joint venture.

Impact on post-transition date financial position and results of operations: Net earnings are not expected to be affected by this change, but there will be non-material changes to the components of our net earnings, as our share of CanAm’s net earnings will be presented in a separate caption in the statement of earnings, appearing below the gross profit subtotal. In addition, the Company’s consolidated statement of cash flows will no longer include the cash flows of CanAm, and in particular the cash flows related to CanAm’s capital expenditures and borrowings will no longer be included in the Company’s cash flows relating to investing activities and financing activities. However, any additional investments in or dividends received from CanAm will be presented as part of cash flows relating to investing activities. Except for the elimination of unrealized intercompany profits, any transactions between the Company and CanAm post transition will no longer be eliminated upon consolidation, but will instead be recorded, measured and disclosed as a related party transaction in the Company’s consolidated financial statements.

2) Business combinations – Transaction costs and restructuring costs: Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring and integration costs are included in the cost of the purchase (which usually results in such costs being added to goodwill).

Impact on transition date opening balance sheet: As noted below, we have elected to use an optional exemption that will allow us to apply IFRS guidance only for business combinations that occurred after the transition date, and accordingly we do not expect to record adjustments to the opening IFRS balance sheet for this accounting policy difference.

Impact on post-transition date financial position and results of operations: An adjustment of $5.8 million, net of income taxes, will be made to the 2011 comparative figures under IFRS as a charge to restructuring and acquisition-related costs with a corresponding reduction to goodwill with respect to the acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in April 2011.

GILDAN 2011 REPORT TO SHAREHOLDERS P.31

MANAGEMENT’S DISCUSSION AND ANALYSIS

3) Business combinations - Contingent consideration: Under Canadian GAAP, contingent consideration is recognized at the date of acquisition of a business when the amount can be reasonably estimated and the outcome is determinable beyond reasonable doubt. Otherwise, contingent consideration is recognized when resolved. When there are revisions to the amount of contingent consideration, the fair value of the consideration issued is recognized as an additional cost of the purchase (which usually results in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability, and the impact of changes in the subsequent remeasurement of contingent consideration is recorded in net earnings.

Impact on transition date opening balance sheet: An adjustment will be recorded to recognize a liability of $5.7 million at the transition date with a corresponding decrease to retained earnings on a pre-tax basis, with respect to a contingent consideration as part of a business combination that occurred in fiscal 2008, which was recognized under Canadian GAAP after the transition date. This adjustment is charged to retained earnings under IFRS rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case.

Impact on post-transition date financial position and results of operations: An adjustment will be recorded to increase goodwill by approximately $3 million, net of deferred income taxes, relating to the recognition of the estimated fair value of contingent consideration at the date of acquisition of Gold Toe Moretz, which was not recognized under Canadian GAAP. This adjustment will also result in an increase to liabilities of approximately $5 million under IFRS as at the date of acquisition. The re-measurement of the contingent consideration will result in a credit to net earnings of approximately $1.0 million, net of income taxes, to the 2011 comparative figures under IFRS.

4) Business combinations – Accrued benefit liabilities: Under IFRS, the effects of any planned, but not executed, amendments, terminations, or curtailments to defined benefit pension plans and other postretirement plans acquired are excluded from the measurement of the funded status of those plans at the date of acquisition. Planned or anticipated amendments, terminations, or curtailments are not part of the liabilities assumed as of the acquisition date. Such actions are recognized in the post business combination financial statements as a charge or credit to earnings. Under Canadian GAAP, the accrued benefit asset or accrued benefit liability at the time of acquisition is measured based on the amount expected to be received or paid on settlement, when the plan is expected to be wound up.

Impact on transition date opening balance sheet: No impact.

Impact on post-transition date financial position and results of operations: As a result of the planned termination of the Gold Toe Moretz defined benefit pension plan, the initial measurement of the accrued pension benefit liability at the date of acquisition was lower under IFRS resulting in a decrease in liabilities of $4.7 million, and a corresponding decrease in goodwill of $3 million, net of deferred income taxes at the date of acquisition. The subsequent impact on net earnings related to differences in the measurement of the accrued benefit liability at October 2, 2011 under IFRS will result in a charge of $2.2 million, net of income taxes, to the 2011 comparative figures under IFRS.

5) Defined benefit pension plan: Under IFRS, the funded status of defined benefit pension plans must be presented on the balance sheet by recording the unrecognized actuarial gains and losses and prior service cost in accumulated other comprehensive loss. Under Canadian GAAP, unrecognized gains or losses are not required to be recorded on the balance sheet.

Impact on transition date opening balance sheet: No impact.

Impact on post-transition date financial position and results of operations: An adjustment will be recorded to increase the pension liability by $3.7 million as at October 2, 2011 under IFRS, with a corresponding charge of $2.3 million, net of deferred income taxes, to other comprehensive income, to the 2011 comparative figures under IFRS.

GILDAN 2011 REPORT TO SHAREHOLDERS P.32

MANAGEMENT’S DISCUSSION AND ANALYSIS

6) Borrowing costs: Under IFRS, borrowing costs incurred during the period in which an asset is being constructed must be capitalized as part of the cost of the asset. Under the Company’s current accounting policy, all borrowing costs are charged to earnings and included in financial expense (income).

Impact on transition date opening balance sheet: As noted below, we expect to use an optional exemption that will allow us to capitalize borrowing costs only for assets for which the commencement date for capitalization is on or after the transition date. Accordingly, there is no opening IFRS balance sheet adjustment for borrowing costs incurred prior to the transition date.

Impact on post-transition date financial position and results of operations: As the Company has a history of constructing its manufacturing facilities, it is reasonable to expect that a portion of the Company’s borrowing costs incurred in periods subsequent to the adoption of IFRS will be capitalized, although the amount of capitalized costs will depend on the scale of future construction activity and the level of interest-bearing indebtedness, if any, outstanding during the period of construction.

7) Income taxes - Assets transferred between entities within the consolidated group: Under Canadian GAAP, deferred income tax assets and liabilities are not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity is deferred on the balance sheet as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), valued at the buying entity’s tax rate.

Impact on transition date opening balance sheet: This difference will result in the recognition of a deferred income tax asset of approximately $1.6 million at the transition date for the tax effect of temporary differences for certain inventories which have been transferred between group entities, with a corresponding entry to retained earnings.

Impact on post-transition date financial position and results of operations: No significant impact is expected subsequent to the adjustment recorded on the opening balance sheet at the transition date.

8) Income taxes - Deferred tax assets in a business combination recognized subsequent to the measurement period: Under Canadian GAAP, additional deferred tax assets of the acquiree that are not initially recognized within the measurement period, but are recognized subsequent to the measurement period are recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment is recognized in net earnings. Under IFRS, additional deferred tax assets of the acquiree do not result in a reduction of intangible assets, and if recognized after the measurement period, the adjustment is recognized in net earnings.

Impact on transition date opening balance sheet: This difference will result in an opening IFRS balance sheet adjustment of approximately $5.5 million at the transition date as an increase to intangible assets, with a corresponding increase to retained earnings, in order to reverse a reduction of intangible assets recorded under Canadian GAAP related to deferred tax assets that were recognized subsequent to the measurement period related to a previous business combination.

Impact on post-transition date financial position and results of operations: Annual amortization expense, which will be included in SG&A, will increase by approximately $0.4 million over the remaining useful life of the intangible asset, which is approximately sixteen years.

9) Significant separable components of property, plant and equipment: Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts are allocated to the component parts only when practicable and when estimates can be made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately.

GILDAN 2011 REPORT TO SHAREHOLDERS P.33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact on transition date opening balance sheet: Subsequent to a review of the significant components of property, plant and equipment, an adjustment of $2.2 million will be recorded at the date of transition as a reduction of property, plant and equipment, with a corresponding decrease to opening retained earnings as at October 4, 2010 to reflect the cumulative impact of revisions made to the useful lives of significant components of certain properties and plants.

Impact on post-transition date financial position and results of operations: The impact on future net earnings as a result of the revised useful lives of the significant components of certain properties and plants is an increase in annual depreciation expense of approximately $0.8 million.

10) Impairment of long-lived assets including goodwill: Under Canadian GAAP, the impairment test for long-lived depreciable assets or asset groups is a two-step process. The first step involves comparing an asset or asset group’s carrying value to its undiscounted future cash flows. If an asset or asset group’s undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is measured by the difference between the asset or asset group’s fair value and its carrying amount. In addition, the annual impairment test for goodwill under Canadian GAAP also involves a two-step process for testing impairment. The first step involves determining the fair value of a reporting unit based on the present value of expected future cash flows, and if the carrying amount is less than the fair value, then the second step is required in which the fair value determined in step one is allocated to the assets and liabilities of the reporting unit, including the implied fair value of any intangible assets that would be recorded had the reporting unit been acquired in a business acquisition. Any fair value in excess of amounts allocated to the reporting unit’s net assets represents the implied fair value of goodwill for that reporting unit. If the carrying value of the goodwill exceeds the implied fair value, the carrying amount is written down by an amount equal to such excess. IFRS only requires a one-step impairment test for identifying and measuring impairment for all long-lived assets, including goodwill, in which the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount which is based upon the higher of (i) fair value less costs to sell and (ii) value-in-use, which includes estimates based on discounted future cash flows. An impairment charge is recorded if the carrying value is higher than the recoverable amount. In addition, unlike Canadian GAAP, IFRS requires impairment charges (except goodwill impairment charges) to be reversed when circumstances indicate that the impairment no longer exists.

Impact on transition date opening balance sheet: No impact.

Impact on post-transition date financial position and results of operations: In future periods, impairment rules under IFRS may result in more frequent write-downs due to the one-step impairment test, and volatility in the Company’s financial position and results of operations may arise due to possible reversals of previously recorded impairment charges.

11) Leases: Under Canadian GAAP, quantitative thresholds are provided to assist in determining whether a lease should be classified as a financing/capital lease or an operating lease. Under IFRS, there are no specific quantitative thresholds, and additional qualitative indicators are provided to assist in determining lease classification.

Impact on transition date opening balance sheet: The findings of our review have indicated that a previous lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, met the criteria for a financing lease under IFRS as at the transition date primarily due to the fact that we had given notice in fiscal 2010 to exercise an early purchase option on the lease for this corporate aircraft. This difference will result in an opening IFRS balance sheet adjustment of approximately $17 million, as an increase to our non-current assets with a corresponding increase in current liabilities at the transition date.

Impact on post-transition date financial position and results of operations: Depreciation and interest expense from the financing lease under IFRS will replace the lease expense previously charged to net earnings under Canadian GAAP, and lease payments will be recognized as repayments of principal and interest. During the second quarter of fiscal 2011, the Company completed the purchase of the corporate aircraft and immediately sold it to an external, unrelated party as disclosed in note 19(a) to the 2011 audited annual consolidated financial statements. The Company has leased a new corporate aircraft which is being accounted for as an operating lease under Canadian GAAP, and which will also be classified as an operating lease under IFRS.

GILDAN 2011 REPORT TO SHAREHOLDERS P.34

MANAGEMENT’S DISCUSSION AND ANALYSIS

12) Decommissioning and restoration liabilities: Under Canadian GAAP, asset retirement obligations, which are referred to as decommissioning and restoration liabilities under IFRS, are not required to be recognized when the timing and/or method of settlement are conditional on a future event, the entity has several options to settle the obligation, and the obligation has an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. The Company has not recognized any liability and corresponding asset for the estimated future costs of decommissioning and restoring certain assets located at its textile and sock facilities under Canadian GAAP since the criteria for recognition have not been met. However, the findings of our review have indicated that an obligation exists under IFRS. As noted below, we have elected to use an optional exemption that will allow us to use a simplified approach to calculate the IFRS opening depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS.

Impact on transition date opening balance sheet: The estimate of the present value of future decommissioning and restoration costs for certain assets at our offshore locations, will result in the recognition of a non-current liability of approximately $9 million with an offsetting increase to property, plant and equipment of approximately $6.5 million, and a reduction to retained earnings on a pre-tax basis of $2.5 million at the date of transition.

Impact on post-transition date financial position and results of operations: The increase in property, plant and equipment will increase our annual depreciation expense in subsequent years by approximately $0.3 million.

Key accounting policies not expected to be significantly impacted: The Company has also assessed other relevant standards, including but not limited to revenue recognition, inventories, and share based payments, and expects that these standards are likely to have less significance for the Company’s changeover to IFRS.

Financial statement note disclosure

Compared to Canadian GAAP, IFRS requires significant additional disclosures, primarily in the notes to the annual financial statements. There are also a number of special transitional disclosures that will be required during fiscal 2012. We have identified the key additional disclosure requirements and expect to be in a position to provide the required disclosures when we begin reporting in IFRS during fiscal 2012.

IFRS 1 Optional Exemptions

The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s first annual reporting date with any resulting adjustments generally recorded against retained earnings as of the transition date. IFRS 1 provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. The following table outlines the optional exemptions that the Company expects to use at the transition date:

GILDAN 2011 REPORT TO SHAREHOLDERS P.35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Policy	Optional Exemption
Foreign exchange cumulative translation differences	The exemption permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company will eliminate its CTA balance of $26.2 million currently included in accumulated other comprehensive income through an adjustment to retained earnings at the transition date.
Decommissioning and restoration liabilities	The exemption permits the Company not to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities retrospectively to calculate the opening depreciated cost of the asset relating to decommissioning and restoration liabilities under IFRS, but rather to use a simplified approach based on the discounted value of the liability at the transition date.
Business combinations	The exemption permits the Company not to apply IFRS 3, Business Combinations, to business combinations occurring prior to the transition date.
Share based payment transactions	The exemption permits the Company to apply IFRS 2, Share- based Payment, only to equity instruments that were granted after November 7, 2002 which have not yet vested at the transition date.
Borrowing costs	The exemption permits the capitalization of borrowing costs to be limited to qualifying assets for which commencement date for capitalization is on or after the date of transition.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier Spinning Mills, Inc. (Frontier), which is the parent company of our joint venture partner, and which manages the operations of our joint venture, CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $297.5 million (2010 - $156.8 million), along with $0.8 million (2010 - $0.8 million) relating to management fees for the year ended October 2, 2011. As at October 2, 2011, we had an outstanding payable to Frontier of $63.1 million (October 3, 2010 - $30.0 million). We also lease warehouse and office space from an officer of a subsidiary of the Company under operating leases. The payments made on these leases were in accordance with the terms of the lease agreements established and agreed to by the related parties, which amounted to $0.6 million for fiscal 2011 (2010 – nil). There were no amounts owing as at October 2, 2011.

DISCLOSURE CONTROLS

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

GILDAN 2011 REPORT TO SHAREHOLDERS P.36

MANAGEMENT’S DISCUSSION AND ANALYSIS

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at October 2, 2011. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at October 2, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Management’s assessment of the effectiveness of our internal control over financial reporting as of October 2, 2011 excluded Gold Toe Moretz, which we acquired on April 15, 2011. Gold Toe Moretz is a wholly-owned subsidiary of ours whose total assets and total net sales represented approximately 24% of our consolidated total assets and approximately 7% of our consolidated net sales, respectively, as of and for the year ended October 2, 2011.

Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.

Attestation Report of Independent Registered Public Accounting Firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at October 2, 2011.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2011 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

GILDAN 2011 REPORT TO SHAREHOLDERS P.37

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial Risk Management”, “Critical Accounting Estimates”, and those described elsewhere in this annual MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

Our ability to implement our strategies and plans

The growth of our business depends on the successful execution of our key strategic initiatives, specifically to maximize screenprint market share penetration, leverage our successful business model to further penetrate the mass-market retail channel, continue to generate manufacturing and distribution cost reductions, and continue to evaluate opportunities to reinvest cash flows. We may not be able to successfully implement our growth strategy in the future. In spite of our core competencies and historical success in achieving market share penetration and sales growth, we may not succeed in growing our market share in the U.S. and international screenprint markets, as well as further penetrating the mass-market retail channel and achieving targeted levels of profitability. Success factors may be different and economic returns may be lower in new market channels and new geographical markets which the Company enters. Also, there can be no assurance that we do not encounter operational issues that may affect or disrupt our production or supply chain or that we will be successful in optimizing our manufacturing and distribution cost reduction initiatives. In addition, our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest cash flows or distribute cash flows to our shareholders. We may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected synergies from such integration.

Our ability to compete effectively

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors are described more fully in the business description contained under the heading “Competitive Environment” in the section entitled “Our Business” in this annual MD&A.

Our ability to remain competitive in the areas of price, quality, service, marketing, manufacturing and distribution will, in large part, determine our future success. Increased competition may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices, the need for customer price incentives and other forms of marketing support to our customers, all of which could have an adverse effect on our profitability if we are unable to offset such negative impact with new business or cost reductions. There can be no assurance that we will be able to maintain or improve our competitive position.

Adverse changes in general economic conditions

Although we manufacture basic, non-fashion, frequent-replenishment products used by consumers in a wide variety of applications, general economic and financial conditions, globally or in one or more of the markets we serve, may adversely affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could adversely affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial Risk Management”.

GILDAN 2011 REPORT TO SHAREHOLDERS P.38

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our reliance on a small number of significant customers

We rely on a small number of customers for a significant portion of our total sales. In fiscal 2011 our largest and second largest customers accounted for 19.4% and 12.1% (2010 – 21.0% and 14.3%) of total sales respectively, and our top ten customers accounted for 61.1% (2010 – 66.4%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be adversely affected should one or more of the following events occur:

  a significant customer substantially reduces its purchases or ceases to buy from us, or Gildan elects to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

  a large customer exercises its purchasing power to negotiate lower prices or to require Gildan to incur additional service and other costs;

  further industry consolidation leads to greater customer concentration and competition; and

  a large customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities

Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate evolving consumer preferences and trends

While we currently focus on basic, non-fashion products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic, non-fashion apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could adversely impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand

Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share, if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

Fluctuations and volatility in the price of raw materials used to manufacture our products

Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by weather, consumer demand, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs and trims. As discussed under the heading entitled “Commodity Risk” in the “Financial Risk Management” section of this annual MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning joint venture, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton and cotton yarn purchases and reduce the effect of price fluctuations in the cost of cotton used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton price increases but would not be able to benefit from cotton price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or have not made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against cotton price increases, but will be in a position to benefit from any cotton price decreases. A significant increase in raw material costs, particularly cotton costs, could have a material adverse effect on our business, results of operations and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases adversely impact demand for the Company’s products. In addition, when the Company fixes its cotton costs for future delivery periods and the cost of cotton subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices in response to competitive pricing pressures which could adversely impact the Company’s results of operations.

GILDAN 2011 REPORT TO SHAREHOLDERS P.39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our dependence on key suppliers

Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third party suppliers. More specifically, we source cotton and polycotton yarns primarily from the United States from our joint venture and from a limited number of outside suppliers. In addition, the vast majority of the products sold by our recently acquired Gold Toe Moretz subsidiary are purchased from a number of third party suppliers in Asia. Our business, financial condition or results of operations could be adversely affected if there is a significant change in our relationship with any of our principal suppliers of yarn or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges or excessive markdowns, all of which can adversely affect our business, financial condition or results of operations.

Climate, political, social and economic risks in the countries in which we operate or from which we source production

The majority of our products are manufactured in Central America, primarily in Honduras and the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our Operations”. As a result of the acquisition of Gold Toe Moretz we are now purchasing significant volumes of finished goods from third party suppliers in China and Pakistan. Some of the countries in which we operate or source from have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods and earthquakes, and any such events in the future could have a material adverse impact on our business.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, increase our cost of sales or result in unforeseen capital expenditures:

  fires, pandemics, extraordinary weather conditions or natural disasters, such as hurricanes, tornadoes, floods, tsunamis and earthquakes;

  political instability, labour unrest, war or terrorism;

  disruptions in shipping and freight forwarding services;

  interruptions in the availability of basic services and infrastructure, including power and water shortages.

GILDAN 2011 REPORT TO SHAREHOLDERS P.40

MANAGEMENT’S DISCUSSION AND ANALYSIS

We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations

As a multinational corporation, we are affected by international trade legislation, bilateral and multilateral trade agreements and trade preference programs in the countries in which we bring goods to market and the countries where we source products. We have strategically positioned our manufacturing facilities to take advantage of a number of trade liberalization measures providing us duty free access to many of our markets. Such measures are advantageous because of the otherwise generally high duty rates that apply to apparel products in many countries. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market, including the Caribbean Basin Trade Partnership Act and the Dominican Republic – Central America – United States Free Trade Agreement. The Company relies on similar arrangements to access the European Union, Canada and other markets. Changes to trade agreements or trade preference programs may negatively impact our competitive position in the countries in which we operate.

Most trade agreements provide for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

As trade liberalization continues, it is possible that new legislation or trade agreements may be enacted in the future in the countries in which we manufacture, the markets in which we distribute our product or in countries in which our competition has operations. Any new legislation, trade agreements or trade measures introduced may negatively impact our global competitive position.

In addition, the Company is subject to customs audits and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective, we cannot predict the outcome of any governmental audit.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching market.

Factors or circumstances that could increase our effective income tax rate

The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company’s financial position, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

GILDAN 2011 REPORT TO SHAREHOLDERS P.41

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s overall effective income tax rate may also be adversely affected by the following: unanticipated changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; changes in the location of the Company’s operations that would result in a higher proportion of taxable income being reported in higher tax rate jurisdictions; an increase in income tax rates; and, changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax.

We have not recognized a future income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which could also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at October 2, 2011, the estimated future taxes payable that would result in the event of a full repatriation of these undistributed profits is approximately $22 million.

Compliance with environmental, health and safety regulations

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of off-site. As part of our Corporate Environmental Policy, we monitor, control and manage environmental issues through policies including, but not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. We believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located.

In line with our commitment to the environment as well as to the health and safety of our employees we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2011, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions may result in substantial additional environmental remediation expenditures, negative publicity which could harm our reputation, or a disruption to our supply chain, which could have a material adverse effect on our business. Although we believe that we are in compliance in all material respects with the regulatory requirements of the jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

Our significant reliance on our information systems for our business operations

We place significant reliance on our information systems, including our JD Edwards Enterprise Resource Planning (ERP) system. We are preparing to upgrade our ERP system to the current release, Enterprise One, the first phase of which is expected to be implemented during fiscal 2012. We depend on our information systems to purchase raw materials and supplies, schedule and manage production, process transactions, summarize results, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security breaches, disasters or other causes. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could have a material adverse effect on our business.

Adverse changes in third party licensing arrangements and licensed brands

As a result of the acquisition of Gold Toe Moretz, a number of products are designed, manufactured, sourced and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal, such as Under Armour® and New Balance® branded socks. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, adversely affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, adversely affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising and, possibly, legal fees. In addition, if any of these licensors chooses to cease licensing these brands to us in the future, our sales and results of operations would be adversely affected.

GILDAN 2011 REPORT TO SHAREHOLDERS P.42

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our ability to protect our intellectual property rights

Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures, including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise adversely affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register, our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate or otherwise violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could adversely affect our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could adversely affect our business, financial condition, results of operations and cash flows.

Changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ approximately 29,500 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The vast majority of our employees are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs.

Our employees are currently not party to any collective bargaining agreement. In connection with its textile operations in the Dominican Republic, the Company was previously a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although it is still claiming to represent a majority of the factory workers. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. A second union is also claiming that it represents the majority of the workers at the plant and has filed a third-party complaint alleging violation of freedom of association with the Fair Labor Association (FLA), an international labour standards monitor of which Gildan is a participating company. The Company collaborated with the FLA in a verification of the majority representation claim of the second union and has now agreed to enter into negotiations with this union for the purposes of completing a collective bargaining agreement.

GILDAN 2011 REPORT TO SHAREHOLDERS P.43

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. If labour relations were to change or deteriorate at any of our major facilities or any of our third-party contractors’ facilities, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations.

Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices

We are committed to ensuring that all of our manufacturing facilities comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of Worldwide Responsible Accredited Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could harm our reputation and result in a loss of sales.

In September 2011, a new industry-wide union was formed in Haiti to represent workers in the apparel and textile sector. Since the formation of the union, various non-governmental organizations have alleged that six members of the executive committee representing the union have been fired from their employment due to their union activity. Four of the six individuals in question work for one of the dedicated third party contractor facilities, which supply the Company with sewing production. An investigation recently completed by the Better Work program in Haiti concluded that the workers rights to freedom of association have been violated. Better Work is a program sponsored by the International Labor Organization (ILO) and the International Finance Corporation (IFC) with the goal of improving compliance with labour standards. On November 28, 2011, the Company requested that the third party contractor in question reinstate the four employees who were fired for expressing their rights to freedom of association with full back-pay to the date of dismissal and no loss of seniority.

Our dependence on key management and our ability to attract and/or retain key personnel

Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in short order. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and others. We may not be able to attract or retain these employees, which could adversely affect our business.

Changes to and failure to comply with consumer product safety laws

We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, to the Federal Hazardous Substances Act, to the Flammable Fabrics Act, and to the rules and regulations promulgated pursuant to such statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. As of December 31, 2011, when the Consumer Product Safety Commission (the “CPSC”) lifts its stay of enforcement with respect to phthalate testing and certification, the CPSC should be actively enforcing all of the requirements listed above. In addition, we are also subject to similar laws and regulations in the various individual states in which our products are sold.

GILDAN 2011 REPORT TO SHAREHOLDERS P.44

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act (the “HPA”) and the Canada Consumer Product Safety Act (the “CCPSA”). The CCPSA came into force on June 20, 2011. It is aimed at emphasizing industry's responsibility to provide safe products, strengthening enforcement authorities, providing more and better information for the public, improving the safety of imported products, ensuring better record keeping, and instituting mandatory reporting. Regulations currently in place under the HPA will be incorporated into the CCPSA or, where necessary because of structural differences between the two statutes, replaced by new CCPSA regulations. For example, the CCPSA’s Children’s Sleepwear Regulations replaced the HPA’s Hazardous Products (Children's Sleepwear) Regulations. The CCPSA also provides for new regulations, such as the textile flammability regulations. As under U.S. laws, surface coatings and phthalates are also regulated under the CCPSA.

In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability, if any, for past failure to comply with the requirements set forth in any consumer product safety laws applicable to our operations, which are not known at this time, cannot be reasonably determined.

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this annual MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and acquisition-related costs, net of related income tax recoveries, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2011 REPORT TO SHAREHOLDERS P.45

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions, except per share amounts)	2011	2010	2009
Net sales	1,726.0	1,311.5	1,038.3
Cost of sales	1,288.3	947.2	808.0
Gross profit	437.7	364.3	230.3
Selling, general and administrative expenses	199.1	154.7	134.8
Restructuring and acquisition-related costs	8.5	8.7	6.2
Operating income	230.1	200.9	89.3
Financial expense (income), net	5.4	0.8	(0.3)
Non-controlling interest in consolidated joint venture	0.5	3.8	0.1
Earnings before income taxes	224.2	196.3	89.5
Income taxes	(15.7)	(1.9)	(5.8)
Net earnings	239.9	198.2	95.3
Adjustments for:
Restructuring and acquisition-related costs	8.5	8.7	6.2
Income tax recovery on restructuring and acquisition-related costs	(2.9)	(3.3)	(1.8)
Adjusted net earnings	245.5	203.6	99.7
Basic EPS	1.97	1.64	0.79
Diluted EPS	1.96	1.63	0.79
Adjusted diluted EPS	2.01	1.67	0.82
Certain minor rounding variances exist between the financial statements and this summary.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the non-controlling interest in the consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	2011	2010	2009
Net earnings	239.9	198.2	95.3
Restructuring and acquisition-related costs	8.5	8.7	6.2
Depreciation and amortization	79.8	66.5	65.4
Variation of depreciation included in inventories	(3.4)	2.7	(2.4)
Interest expense, net	2.9	0.4	1.8
Income taxes	(15.7)	(1.9)	(5.8)
Non-controlling interest of consolidated joint venture	0.5	3.8	0.1
EBITDA	312.5	278.4	160.6
Certain minor rounding variances exist between the financial statements and this summary.

GILDAN 2011 REPORT TO SHAREHOLDERS P.46

MANAGEMENT’S DISCUSSION AND ANALYSIS

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2011	2010	2009
Cash flows from operating activities	181.6	301.6	169.2
Cash flows used in investing activities	(523.9)	(141.2)	(34.2)
Adjustments for:
Business acquisitions	349.6	15.8	1.2
Restricted cash reimbursed related to a business acquisition	-	(0.3)	(4.0)
Free cash flow	7.3	175.9	132.2
Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Net Indebtedness (Cash in Excess of Total Indebtedness)

We consider total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

(in $ millions)	2011	2010	2009
Current portion of long-term debt	-	-	2.8
Long-term debt	209.0	-	1.6
Total indebtedness	209.0	-	4.4
Cash and cash equivalents	(88.8)	(258.4)	(99.7)
Net indebtedness (Cash in excess of total indebtedness)	120.2	(258.4)	(95.3)
Certain minor rounding variances exist between the financial statements and this summary.

GILDAN 2011 REPORT TO SHAREHOLDERS P.47

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the “Critical Accounting Estimates” and “Financial Risk Management” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

GILDAN 2011 REPORT TO SHAREHOLDERS P.48

MANAGEMENT’S DISCUSSION AND ANALYSIS

  our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

  the intensity of competitive activity and our ability to compete effectively;

  adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

  our reliance on a small number of significant customers;

  the fact that our customers do not commit contractually to minimum quantity purchases;

  our ability to anticipate changes in consumer preferences and trends;

  our ability to manage production and inventory levels effectively in relation to changes in customer demand;

  fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

  our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

  the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

  disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

  changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

  factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

  compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

  our significant reliance on computerized information systems for our business operations;

  changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

  negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

  our dependence on key management and our ability to attract and/or retain key personnel;

  changes to and failure to comply with consumer product safety laws and regulations;

  adverse changes in third party licensing arrangements and licensed brands;

  our ability to protect our intellectual property rights;

  changes in accounting policies and estimates; and

  exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

December 9, 2011

GILDAN 2011 REPORT TO SHAREHOLDERS P.49